U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant has initiated the process of closing its two subsidiaries, Khorgas Tantech Business Service Co., Ltd. and Khorgas Yabo Software Co., Ltd. (the “Khorgas Subsidiaries”), by applying for dissolution at the local administration of industry and commerce. The Khorgas Subsidiaries were incorporated on September 13, 2017 in China. The dissolution notice period for the Khorgas Subsidiaries is from August 28, 2018 to October 12, 2018. After the dissolution notice period ends, the Registrant will be obligated to conduct the dissolution process of the Khorgas Subsidiaries by November 11, 2018 at the local administration of industry and commerce.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: August 31, 2018